UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 20, 2022

ADARA ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40014	85-2373325
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

211 East Blvd.

Charlotte, NC 28203

(Address of Principal Executive Offices) (Zip Code)

(704) 315-5290

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	ADRA.U	NYSE American LLC
Class A common stock, par value $0.0001 per share	ADRA	NYSE American LLC
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	ADRA WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously disclosed, on June 22, 2022, Adara Acquisition Corp., a Delaware corporation (the “Company” or “Adara”), Adara Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Adara (“Merger Sub”), and Alliance Entertainment Holding Corporation, a Delaware corporation (“Alliance”), entered into a business combination agreement and plan of reorganization, pursuant to which Alliance will be merged with and into Merger Sub (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with Alliance surviving the Merger as a wholly owned subsidiary of Adara.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is an updated investor presentation relating to the Proposed Transactions. The Company has revised the investor presentation to remove the projections contained therein, which have been withdrawn by Alliance and should no longer be relied upon or considered by investors.

The information set forth in this Item 7.01, including the exhibit attached hereto, shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

In connection with the Proposed Transactions, Adara has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Adara, and certain related documents, to be used at the meeting of stockholders to approve the Proposed Transactions and related matters. Investors and security holders of Adara are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the Securities and Exchange Commission (“SEC”), carefully and in their entirety when they become available because they will contain important information about Alliance, Adara and the Proposed Transactions. The definitive proxy statement will be mailed to stockholders of Adara as of a record date to be established for voting on the Proposed Transactions. Investors and security holders are also able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov or by directing a request to: Adara Acquisition Corp., 211 East Blvd., Charlotte, NC 28203 or (980) 273-1130.

Participants in the Solicitation

Adara and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Alliance and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Adara is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed business combination when they become available. Investors and security holders of Adara and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to Alliance’s business and timing of deployments, customer growth and other business milestones, potential benefits of the Proposed Transactions, and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Alliance’s and Adara’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Alliance and Adara.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Adara or Alliance is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Alliance; risks related to Alliance’s business and the ability of Alliance to execute its business model, including market acceptance of its systems and related services; demand for Alliance’s products; the ability to obtain sufficient supply of products; global economic conditions; ability to meet demand; the effects of competition on Alliance’s business; the amount of redemption requests made by Adara’s public shareholders; and those factors discussed in Adara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the heading “Risk Factors,” and other documents of Adara filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Adara nor Alliance presently know or that Adara and Alliance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Adara’s and Alliance’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Adara and Alliance anticipate that subsequent events and developments will cause their assessments to change. However, while Adara and Alliance may elect to update these forward-looking statements at some point in the future, Adara and Alliance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Adara’s or Alliance’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit
99.1	Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2022	ADARA ACQUISITION CORP.

	By:	/s/ Paul G. Porter
Name: Paul G. Porter Title: Chief Financial Officer